POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's unaudited consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2008 and with the Corporation's 2007 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2007, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in United States dollars unless otherwise specified. This MD&A is dated as of May 6, 2008.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue growth through existing sources, new sources of revenue, sales of new products, increases in registered users, increases in transaction sizes, growth in costs and expenses, increases in liquidity, generation of positive cashflow, and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may", "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such factors are referred to in the body of this MD&A and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (USD). The change in reporting currency is to better reflect the Corporation’s business activities and to improve investors’ ability to compare the Corporation’s financial results with other publicly traded businesses in the industry. The Corporation expects to conduct most of its business transactions in USD. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian Dollar (CDN).

Financial statements for periods prior to January 1, 2008 have been translated into the new reporting currency using the current rate method, based on the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency". Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and statements of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss. Comparative financial information has been restated to reflect the Corporation’s results as if they had been historically reported in USD.

The Corporation's financial statements for the quarter ended March 31, 2008 and this MD&A have been prepared on the basis of this change in accounting policy. Furthermore, the comparative numbers from 2007 and, where applicable, prior years have also been revised to reflect the change in reporting currency.

EFFECT OF PRIOR PERIOD RESTATEMENT

The 2007 consolidated financial statements included a restatement with respect to goodwill and upfront contract initiation fees for contracts with multiple deliverables. The restatement of goodwill affected the 2007 opening deficit and had no impact on the 2007 net loss. Costs incurred in prior years were incorrectly capitalized and included in Goodwill; these costs should have been expensed in the period. Prior to the restatement, the fees and direct costs for these contracts had incorrectly been recognized as initial set-up occurred. In connection with the restatement, the Corporation applied guidance found in Abstract 142 of the Emerging Issues Committee ("EIC-142") of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Revenue Arrangements with Multiple Deliverables" and determined that there was only one unit of accounting for these contracts. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up should have been deferred and recognized evenly over the term of the contract. This restatement had an impact on the previously reported first quarter of 2007 net loss and the 2007 opening deficit. The impact in both CDN and USD of this correction is included below.

For the three months ended March 31, 2007	CDN	USD
Net loss previously reported	$ (811,048)	$(691,961)
Prior period restatement adjustments
Decrease in revenue	(38,853)	(33,148)
Decrease in general and administration expense	24,915	21,257
	(13,938)	(11,891)

Net loss – restated	$(824,986)	$(703,852)

As at December 31, 2006
Deficit as previously reported	$(55,335,455)	$(40,861,164)
Prior period restatement adjustments
Goodwill	(721,653)	(570,361)
Upfront contract initiation fees	(540,174)	(404,063)
	(1,261,827)	(974,424)

Deficit - restated	$(56,597,282)	$(41,835,588)

Comparative numbers, included in this MD&A from 2007 and, where applicable, 2006 reflect the prior year’s restatement.

BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators that can be categorized in three distinct ways: (a) managing an online consumer loyalty currency management portal; (b) the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, through loyalty program branded ecommerce channels; and (c) offering a range of additional white label ecommerce products to large loyalty programs that enhance either the loyalty program’s consumer offering or its back end operations.

The Corporation offers a loyalty currency management portal ("www.points.com" or "Points.com") where members of multiple loyalty programs can track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to manage their portfolio of loyalty programs, conduct unique redemptions and trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace, the Global Points Exchange or "GPX". To facilitate these transactions, the Corporation has agreements with each loyalty program operator pursuant to which Points is paid a fee per mile or point transacted in order to fund redemption. Points takes a commission from this fee and utilizes the remaining funds to purchase either a different loyalty currency (called a "Swap"), purchase a retail good, such as a gift certificate (called "Redeem") or pay for a hotel room (called "Book with Points"). When Points.com users trade points between themselves through the Global Points Exchange, they must pay the Corporation a fee per mile or point traded. Part of this fee is then remitted to each loyalty program involved in the trade. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

Utilizing the same proprietary infrastructure through which it operates Points.com, the Corporation also offers loyalty program operators various white label electronic commerce services ("Ecommerce Services"). These services fall into two categories.

The first category is comprised of those Ecommerce Services that allow a loyalty program operator to increase revenues earned from its membership base and are predominantly focused on offering various retail transactions directly to loyalty program members. These services allow such members to either purchase additional miles or points in order to top up their accounts to reach a redemption threshold (this service is called "Buy" or "Gift") or to transfer pre-existing miles or points into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called "Transfer"). Additionally, the Corporation offers an Ecommerce Service that allows loyalty programs to wholesale their miles or points to third parties who then use the miles or points as a customer or employee incentive (this service is called "Corporate"). The Corporation uses a version of this wholesaling platform to offer third parties the ability to buy generic ‘airline mileage codes’ that their customers can then turn into miles in the participating loyalty program of their choice (this service is called "Air Incentives").

The Corporation offers these retailing and wholesaling services under two economic models. In some cases, Points acts as the end retailer of the loyalty program miles or points, by buying the currency at a wholesale value from the loyalty program and then reselling it to retail customers. Points earns a margin on each sale. The Corporation refers to this as its "principal" or "reseller" model. In other cases, the Corporation deploys these services on behalf of the loyalty program in exchange for a commission on each sale of miles or points effected using the service. In these cases, the Corporation acts as an agent for the loyalty program in each transaction. The Corporation refers to this as its "agency" model.

The second category of Ecommerce Services is comprised of certain services provided directly by the Corporation or provided in cooperation with third party suppliers. The Ecommerce Services provided directly are: (a) selling top tier status on behalf of loyalty program operators to eligible members (called "Elite"); (b) selling travel club memberships that offer eligible members a bundle of benefits (called "Travel Club"); and (c) selling lounge access and other program branded merchandise. The Ecommerce Services provided in cooperation with other technical platform providers, are comprised of: (a) an auction platform ("Auction"); (b) a magazine and newspaper redemption service; (c) an online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty programs’ members (called "Earn"); and (d) an online travel booking service using miles and points as the form of payment ("Book with Points"). In addition, the Corporation offers back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships ("Integrate"). For all these Ecommerce Services transactions the Corporation earns either a transaction based commission, a fixed transaction fee or a monthly operating fee.

As part of its operating economics, the Corporation also earns interest income on the cash flows generated by the transactions undertaken through Points.com and the Ecommerce Services.

SIGNIFICANT BUSINESS DEVELOPMENTS IN FIRST QUARTER OF 2008

1.

Delta Air Lines SkyMiles program joins the Global Points Exchange

SkyMiles members are now able to transfer their miles with members of other programs within the GPX marketplace. With the addition of this new partner, Points provides more trading opportunities within the GPX marketplace on Points.com.

2.

Amtrak partners with Points and launches Buy and Gfit Ecommerce Services to enhance Amtrak’s Loyalty Member Services

Points launched a new principal partnership with Amtrak Guest Rewards® to deliver the Buy and Gift Ecommcerce Services to Amtrak Guest Rewards members. The Buy and Gift products enable loyalty program members to purchase additional miles or points online and quickly reach their desired award level. Points has taken a principal role in the operations, marketing, and commercial transaction support for these new products.

3.

JetBlue Airways Launches Buy TrueBlue® Points Service

JetBlue Airways Corporation launched the Buy TrueBlue® Points Ecommerce Service that allows members of the low-fare airline’s customer loyalty program, TrueBlue, more ways to earn free travel. TrueBlue members are now able to buy points for themselves or give points to other members via Points’s industry-leading points-purchase platform. Points has taken a lead role in the operation, marketing and commercial transaction support for the Buy TrueBlue Points service, which is now available when members log in to TrueBlue.

REVENUE RECOGNITION POLICIES

Points categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, reseller revenue where Points assumes credit and/or inventory risk (i.e., acts as a principal), and Travel Club membership revenue. Principal revenue has been recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC-123") of the CICA Handbook, "Reporting Revenue Gross as a Principal versus Net as Agent". Second, commission revenue is any commissions earned that are calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123 of the CICA Handbook. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for Points.com and the Ecommerce Services are as follows:

Points.com

The Corporation earns revenue from Points.com in three ways.

First, a commission is earned for certain activities (e.g., Swap, Redeem and Earn) performed by Points.com members. The Corporation earns commission revenue on all Swap and Redeem transactions by charging a percentage commission calculated against the value of the loyalty currency tendered for exchange by the loyalty program member. For the Swap and Redeem models, the loyalty program operator sets the value of the currency tendered for redemption and, for each transaction, a percentage of this value is remitted to the Corporation with the balance being used to purchase the currency of another participating loyalty program. Swap and Redeem commissions are recognized net of costs as the services are provided. The Corporation also earns commission revenue each time a registered user completes an Earn transaction on Points.com. The actual commission earned varies based on the affiliate program. Earn commissions are recognized net of costs as the services are provided under the terms of related contracts.

Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords members certain benefits not available to registered users who have not purchased memberships. Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2006 and 2007, subscription fees for the Points.com Gold Membership were $4.95 per month or $49.95 annually. These dues are categorized as principal revenue.

Third, the Corporation may earn a sign-up fee when a loyalty program operator joins Points.com. Loyalty program sign-up fees for initial set-up costs are recognized evenly over the term of the contract and are categorized as principal revenue.

Sale of Loyalty Currency

The Corporation earns principal revenue from the sale of loyalty program currency where it acts as a reseller of such currency, takes a principal role in the operations, marketing and commercial transaction support and assumes credit and/or inventory risk in generating that revenue. This principal revenue is recognized when the loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue from the sale of loyalty program currency where it has entered into an agreement with a loyalty program operator to act as agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale. This commission revenue is recognized as the services are provided.

Principal revenue is earned on the sale of Air Incentives and the Corporation recognizes the revenue associated with the purchase of each airline mileage code at the time the end consumer redeems the code. If the code expires prior to redemption, the Corporation recognizes the revenue associated with the purchase of the unredeemed code.

Technology design and development revenues are recorded evenly over the initial term of the contract and are categorized as principal revenue. Hosting and management fees are recognized in the period these services are provided and are categorized as principal revenue.

Other Ecommerce Services

Travel Club revenue, categorized as principal revenue, is a combination of web site maintenance and monthly program management fees recognized in the period of service and with a profit share per membership sold which is recognized in the period of sale.

Through all of the other types of Ecommerce Services, such as Elite, Auction, Earn, Integrate, Book with Points, and the sale of loyalty program branded items, the Corporation earns either a fixed dollar value per transaction or a commission based on the value of each transaction. These revenues are recognized at the time the service is delivered and are categorized as commission revenue.

Technology design and development revenues are recorded evenly over the initial term of the contract and are categorized as principal revenue.

Interest

The Corporation earns interest revenue on the cash flows created through the operation of both Points.com and the Ecommerce Services.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of Points.com and the suite of Ecommerce Services.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 11 hereof.

Growth in Ecommerce Services will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Ecommerce Services Growth" on page 12 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of the Loyalty Program Industry" on page 13 hereof.

RESULTS OF OPERATIONS – REVENUES

Overview

	For the three months ended
Revenue	March 31, 2008	Dec. 31, 2007 Restated(1)	March 31, 2007 Restated(1)
Principal(2)	$13,041,025	$11,514,034	$1,703,418
Commissions(2)	2,892,811	2,744,181	2,720,020
Interest revenue(2)	276,916	260,872	36,665
Total Revenue	$16,210,752	$14,519,087	$4,460,103

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– page 2 and 3.

(2)

See REVENUE RECOGNITION POLICIES – page 6.

Revenue for the quarter ended March 31, 2008 was $16,210,752, representing an increase of $1,691,665 (12%) over the quarter ended December 31, 2007, and an increase of $11,750,649 (263%) over the quarter ended March 31, 2007. The Corporation attributes a large portion of its year over year revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model, new products launched since the first quarter of 2007, and organic growth of the Corporation’s existing products. The 12% revenue growth over the fourth quarter of 2007 is as a result of the two new relationships added during the quarter and organic growth of the Corporation’s existing products.

Principal revenue accounted for 80%, commission revenue accounted for 18% and interest revenue accounted for 2% of the Corporation's total revenue. Principal revenue increased by $11.3 million (over the $1.7 million earned in Q1 2007) as a result of new relationships under the reseller model with Amtrak, JetBlue Airways, Icelandair, Choice Hotels and British Midland Airlines and a renewed relationship with Delta Air Lines. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products.

Costs directly related to principal revenue increased by $9.9 million over the prior year from $0.83 million in Q1 2007 to $10.7 million in Q1 2008, reflecting the shift to the reseller model. For additional information see "Direct Cost of Principal Revenue" on page 14. Principal revenue grew by $1.5 million (13%) from $11.5 million in Q4 2007 to $13.0 million in Q1 2008. The growth over the fourth quarter is as a result of organic growth and the addition of the four new products under the reseller model.

The Corporation experienced growth in commission revenue in the first quarter of 2008 over the first and fourth quarters of 2007. Commission revenue grew by $172,791 (6%) from $2.72 million in the first quarter of 2007 to $2.89 million in the first quarter of 2008 and by $148,630 (5%) from $2.74 million in the fourth quarter of 2007. The majority of this growth was as a result of organic growth of the Corporation’s existing products that generate commission revenue.

Interest revenue increased by $0.24 million (655%) from the quarter ended March 31, 2007 and increased by $0.02 million (6%) from the fourth quarter of 2007. See "Other Factors Contributing to Revenue Growth – Interest Revenue" on page 13 for additional information.

For the three month period ended March 31, 2008, three customers represent approximately 82% (first quarter 2007 – 63%) of the Corporation’s consolidated revenues. In addition, as at March 31, 2008, 66% (first quarter 2007 – 53%) of the Corporation’s deposits are due to these customers.

The Corporation’s main sources of revenue are the Ecommerce Services focused on the sale of loyalty currency. The Corporation now has over six years of operating history with this type of service and it has been the Corporation’s consistent experience that these services drive a very predictable revenue stream due to the sheer size of the participating loyalty programs’ membership bases. Management considers revenue from monthly management fees, membership fees, transaction fees and commissions and interest to be predictable revenue based on its extensive operating experience.

The Corporation’s operations are not significantly influenced by seasonality. However, one loyalty program operator’s Elite product is only available to its members from late January to mid April with most activity occurring in February and March. In addition, the Corporation experiences slightly higher activity in November and December on Points.com as members Redeem miles and points for gift certificates. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past three years.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of Points.com as well as the suite of Ecommerce Services. Growth in usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future periods.

New Ecommerce Services

The Ecommerce Services drive revenue growth based on the number of loyalty program operators and consumer members who participate in the various products. During the first quarter of 2008, two new loyalty program operators joined as Ecommerce Services partners. The Corporation deployed 4 new Ecommerce Services to these two newly contracted loyalty program operators and placed 1 product with a loyalty program where the Corporation had an existing relationship, resulting in 5 new Ecommerce Services. During the first quarter of 2008, Delta Air Lines joined the Global Points Exchange on Points.com resulting in one new Points.com product installation.

Points.com and Ecommerce Services metrics	Mar. 31,	Dec. 31,	Mar. 31,
	2008	2007	2007
Number of Products / Participating Loyalty Programs
Swap	29	29	28
Redeem	21	22	21
Earn on Points.com	6	6	3
Book With Points	8	8	-
Global Points Exchange	6	5	-
Total Points.com partner offerings	70	70	52
Buy	22	20	18
Gift	22	20	18
Transfer	11	11	9
Corporate	10	10	11
Elite	2	2	2
Systems Design	7	7	7
Integrate partners(1)	6	5	5
Auction	5	4	2
Travel Club	1	1	1
Total Ecommerce Services	85	80	73
Total Points.com and Ecommerce Services	155	150	125
Ecommerce Services Loyalty Program Partners(2)	26	24	22

Notes:

1.

Each Integrate partner will have third parties integrated into its technology platform. There are 18 existing partner integration add-ons among the six Integrate partners as at March 31, 2008.

2.

A "partner" is a loyalty program operator on whose behalf the Corporation has deployed one or more Ecommerce Services products. As at March 31, 2008, 13 operators were partners in both Points.com and Ecommerce Services.

Selling additional Ecommerce Services is an important source of new revenue. New Ecommerce Services sold to loyalty program operators grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program operators, provide an opportunity to cross sell additional Ecommerce Services with the same loyalty program. Revenue from new Ecommerce Services launched during the quarter grew from $0.25 million in the fourth quarter to $0.43 million in the first quarter of 2008. The majority of this growth is in relation to the reseller products launched during the first quarter of 2008.

Management believes that its Ecommerce Services are applicable to all large loyalty program operators and will continue to focus business development resources on both sales of new products to loyalty program operators that presently contract for one or more Ecommerce Services and sales to loyalty program operators with which the Corporation does not yet have a relationship. Management is continuing to focus on expanding the Points.com loyalty program base in 2008 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories.

Revenue for 2008 attributable to the deployment of new Ecommerce Services is more difficult to project than growth in existing Ecommerce Services. Future revenue growth is still substantially dependent upon new contracts for the suite of Ecommerce Services products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts.

Growth in Existing Ecommerce Services

The large majority of existing Ecommerce Services products that Points operates continue to grow year-over-year through increased consumer awareness, consumer adoption, and loyalty program growth. In addition to this organic growth, Points has experienced significant revenue growth through the conversion of certain existing relationships from the agency model to the reseller model and for which the Corporation now acts as a principal. As Points earns a retail margin on transaction fees charged directly to loyalty program members under the principal model or commissions from the loyalty program operators under the agency model and as use of the products continue to grow, Points expects to continue to derive significant revenue from its existing products.

Revenue from existing Ecommerce Services went from $14.0 million in the fourth quarter of 2007 to $15.5 million in the first quarter of 2008. This increase can be attributed primarily to the organic growth across the Corporation’s existing products.

Points.com Growth

Currently, the Points.com business model is dependent on the total number of registered users, the number of registered users completing Swap, Redeem, Earn, Book with Points, or Global Points Exchange transactions (referred to herein as "transacting user(s)"), the total number of miles or points transacted per individual transaction, the total number of miles or points available per registered user and the mix of loyalty programs available to consumers on Points.com.

Points and miles transacted on Points.com were consistent with the first quarter of 2007 and saw an expected seasonal decline of 37% versus the fourth quarter of 2007. This decline from the fourth quarter of 2007 is in relation to the seasonality that the Points.com web site experiences from a high level of redemption and swap activity in the November and December months. Cumulative miles/points transacted has increased 51% from March 31, 2007 to 4.4 billion at March 31, 2008.

Points.com metrics for the quarter ended	Mar. 31,	Dec. 31,	Mar. 31,
	2008	2007	2007
New registered users	65,689	79,255	83,871
Total registered users(1)	1,905,213	1,840,591	1,614,266

Points/ Miles Transacted (000,000s)	337	532	341
Cumulative Points/ Miles Transacted (000,000s)	4,412	4,074	2,914

Note:

(1)

Total registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors. First, web site usability and enhancements, and second, marketing, which includes, traffic, acquisition, merchandising and brand awareness.

During the first quarter of 2008, the Corporation continued to focus its resources on enhancing the new products launched on the Points.com web site in 2007 including Book with Points and the Global Points Exchange. The Corporation will continue to launch a more robust offering through additional enhancements to its new products throughout 2008. Management expects that these additional products and continued enhancements to the web site will increase the number of miles/points transacted in 2008.

The Corporation’s economics are more significantly affected by the number of miles or points transacted than the number of transactions and, accordingly, in concert with the focus on generating additional transactions, the Corporation focuses resources on targeting higher value users in its base. Higher value users are defined as those users with larger balances of miles/points in their accounts or those that are in the top tiers of their respective programs. The Corporation anticipates that the average transaction size will increase as a result.

Ecommerce Services Growth

Ecommerce Services metrics for the quarter	Mar. 31,	Dec. 31,	Mar. 31,
ended	2008	2007	2007
Points Transacted (000,000s)	2,817	2,577	2,406
Cumulative Points Transacted (000,000s)	32,842	30,026	23,004

Each web site or web site component created as a part of an Ecommerce Services product offering has been designed with the relevant loyalty program's look and branding, and is directly accessible to the loyalty program’s members from the loyalty program web site. Activity generated through these products is primarily a function of the loyalty program marketing efforts. Points has begun to take a principal role in certain transactions conducted directly with certain loyalty programs' members. This role allows Points to have more influence over the marketing aspects of the products, which should lead to increased growth in transactions.

Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway.

Points has seen continuous growth in the transactions conducted through its Ecommerce Services products since each launch and management expects this trend to continue for new and existing products. In addition, Points has recently engaged in discussions with a select group of loyalty program operators to apply its online marketing and other "best practices" to stimulate increased transaction activity on those operators' web sites run and hosted by Points. The objective is to increase transaction revenue for select products with select loyalty program operators through the remainder of 2008 by incorporating the Corporation's subject matter expertise and merchandising experience. The Corporation has commenced implementation of several initiatives in this regard.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue growth described above, two other factors contribute to the Corporation's financial performance: interest revenue and the growth of the loyalty program industry.

Interest Revenue

In the first quarter of 2008, the Corporation earned interest revenue of $0.28 million, compared with $0.04 million in the first quarter of 2007 and $0.26 million in the fourth quarter of 2007. The increase in interest revenue relative to first and fourth quarters of 2007 is a function of a higher balance of funds invested at higher yields. Funds continue to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. At March 31, 2008, the Corporation's investments were earning interest between 3.18% and 3.22% per annum.

Growth of the Loyalty Program Industry

The proliferation of loyalty programs in North America and around the world has been a phenomenon of the new millennium. Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Ecommerce Services when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the "cost" of a flight typically starts at between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Ecommerce Services. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving a reward of some type).

According to the Colloquy Group, a leading consultant and research firm focused on the loyalty marketing industry, the average annual loyalty membership growth between 2000 and 2006 was 5.93%, more than twice the annual growth rate of the U.S. Consumer Price Index. In that time, U.S. loyalty memberships grew from 973 million to over 1.3 billion, and the average U.S. household now belongs to approximately 12 loyalty programs. In summary, the loyalty program industry has seen significant growth in memberships in recent years.

RESULTS OF OPERATIONS – EXPENSES

Expenses decreased by $0.06 million from $15.17 million for the three months ended December 31, 2007 to $15.11 million for the three months ended March 31, 2008. Expenses grew by $10.23 million (209%) relative to the first quarter of 2007. Material changes in expenses are described in each section below.

	For the 3 months ended
EXPENSES	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
General and Administration Expenses
Direct cost of principal revenue	$10,734,934	$9,514,447	$833,575
Employment costs(2)	2,746,834	3,083,226	1,836,537
Sales commission and related exp.	822,550	386,598	397,955
Marketing and communications	361,658	350,845	297,477
Technology services(3)	201,671	188,085	238,504
Amortization of property and equipment	213,366	482,146	392,844
Amortization of intangible assets	31,876	157,470	172,371
Amortization of deferred costs	120,360	120,561	100,845
Foreign exchange loss/(gain)	(884,784)	94,682	6,467
Operating expenses(4)	759,385	787,392	605,678
Total	$15,107,850	15,165,452	4,882,254

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT - page 2 and 3.

(2)

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(3)

Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)

Operating expenses expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of Ecommerce Services, significant resources continue to be required. Management has made revenue growth of the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures.

Direct Cost of Principal Revenue

Direct cost of principal revenue was introduced in the first quarter of 2007 and relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings. See "Revenue Recognition Policies" on page 6 hereof for a description of the revenue that these costs are associated with.

The direct cost of principal revenue was $10.7 million for the three months ended March 31, 2008 compared with $9.51 million for the three months ended December 31, 2007 and $0.83 million for the three months ended March 31, 2007. These new costs result from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased. The Corporation expects these costs to continue to grow in line with revenue growth as it takes on a more active role as a reseller and expands and grows its principal revenues.

Under the reseller model, the Corporation has made contractual commitments with respect to the minimum values of loyalty currency to be purchased over the term of its agreements. The Corporation does not anticipate that it will incur any financial obligations as a result of the contractual commitments. For additional information, see "Revenue Commitments" on page 25 hereof.

Employment Costs

Employment costs decreased by $0.34 million versus the fourth quarter of 2007 from $3.08 million to $2.75 million for the three months ended March 31, 2008. This decrease was primarily as a result of higher variable compensation in the fourth quarter. Employment costs increased $0.91 million versus the first quarter of 2007 which was in line with the increased headcount, which grew from 63 as of March 31, 2007 to 76 as of March 31, 2008, to support the growth in the business. In addition to the increased headcount, short-term contractors increased from 6 as of March 31, 2007 to 27 as of March 31, 2008. The increase in employees and contractors is as a result of the increased sales of new products during the year as well as the development of new proprietary technology for which certain costs have been capitalized. See page 22 "Property and Equipment" for more information.

As at March 31, 2008, the Corporation had 76 full-time employees.

	For the 3 months ended,
Full-Time Headcount by Department	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
Technology	32	31	26
Finance and Administration	17	17	15
Business Development & Account Management	12	12	10
Marketing and Customer Service	15	12	12
Total Full Time Employees	76	72	63
Short-Term contractors	27	27	6

In accordance with CICA Handbook Section 3870, employment costs include the expense for stock-based compensation issued to employees. The increase in employee stock option costs versus the first quarter of 2007 is related to options granted to new and existing executives and one new member of the board of directors during the remainder of 2007. The cost of stock options is included in employment costs as follows:

	For the 3 months ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
Employee Stock Option Expense	$162,007	$135,384	$117,351

Sales Commissions and Related Expenses

Sales commissions and expenses in the first quarter of 2008 have increased by $0.43 million or 107% over the first quarter of 2007 and by $0.44 million over the fourth quarter of 2007. Sales commissions are primarily related to Ecommerce Services and will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the current year-over-year increase is due to Ecommerce Services revenue increasing and the increased responsibility the Corporation has taken on with respect to certain products. A large portion of the increase relates to credit card fees and related costs incurred by the Corporation in offering these products. The fourth quarter of 2007 sales commissions and related expenses included a credit relating to chargeback expenses which moved as a reduction to revenue during the fourth quarter. Without this credit, the increase in costs would have been consistent with the revenue growth over the prior period. Management expects sales commissions and expenses to increase in 2008 through growth in existing and new Ecommerce Services business contracted.

Marketing and Communications

Marketing costs in the first quarter of 2008 increased by $0.06 million or 22% versus the first quarter of 2007, and remained flat over the fourth quarter of 2007. Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program web sites and the effectiveness of existing placements. In addition, the Corporation has begun marketing initiatives, in certain cases at its own cost, to grow Ecommerce Services revenues.

Technology Services

Although in general technology services costs increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation's businesses. Management expects these costs to grow marginally in 2008 with the continued expansion of Ecommerce Services.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in the first quarter of 2008 increased by $0.15 million or 25% over the first quarter of 2007, and decreased by $0.03 million from the fourth quarter of 2007. The increase versus the first quarter of 2007 is primarily a result of the increased professional fees associated with consulting services and audit fees related to Sarbanes-Oxley ("SOX") compliance, and increased office expense during the year.

Non-GAAP measure – Earnings (loss) before interest, amortization and foreign exchange ("EBITDA")

Management recognizes that the earnings (loss) before interest, amortization and foreign exchange, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is used internally to evaluate performance and employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Net Loss to EBITDA

	For 3 months ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
Net Income / (Loss)	$801,760	$ (953,892)	$ (703,853)
Add back:
Amortization of property and equipment	213,366	482,146	392,844
Amortization of intangible assets	31,876	157,470	172,371
Amortization of deferred costs	120,360	120,561	100,845
Foreign exchange (gain)/loss	(884,784)	94,682	6,467
Interest on preferred shares	291,061	298,024	249,279
Interest, loss on short-term investment and capital tax	10,081	9,503	32,423
Earnings (loss) before interest, amortization and foreign exchange – EBITDA	$583,720	$ 208,494	$ 250,376

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT- page 2 and 3.

For the quarter ended March 31, 2008, the Corporation's EBITDA was $583,720. This compares with EBITDA of $250,376 for the quarter ended March 31, 2007 and EBITDA of $208,494 for the quarter ended December 31, 2007. Management expects to continue to achieve positive EBITDA for fiscal year 2008. See "Forward-Looking Statements" on page 1 hereof for safe harbour provisions.

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Amortization Expenses

The Corporation recorded an amortization expense of $365,602 in the first quarter of 2008 compared to $760,177 in the fourth quarter of 2007 and $666,060 in the first quarter of 2007. Amortization expense for property and equipment declined as a result of the end of the amortization period with respect to the Corporation’s significant investment in Points.com version 3 in 2004. In addition, the amortization of intangibles has reduced dramatically in line with the contract revenue being amortizated from the MilePoint Inc., business asset acquisition that occurred in April 2004. Amortization expenses are outlined in the following table:

	For the 3 months ended
Amortization Expense	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
Deferred Costs	$120,360	$120,561	$100,845
Intangible Assets	31,876	157,470	172,371
Property and Equipment	213,366	482,146	392,844
Total	$365,602	$760,177	$666,060

Note:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– page 2 and 3.

Other Non-Cash Expenses

Unrealized Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) arises from re-valuing certain balance sheet accounts (e.g., CDN denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred share ). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange ("FX") rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening U.S. dollar will lead to a FX gain while a weakening U.S. dollar will lead to a FX loss. During the quarter ended March 31, 2008, the strengthening U.S. dollar resulted in an unrealized gain of $880,733. Approximately $818,000 of the unrealized gain during the quarter is as a result of the translation of the CDN convertible preferred shares to the period end foreign exchange rate.

Canadian/ U.S. FX Rates (1)	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007

Period Start	1.018	1.007	0.857
Period End	0.978	1.018	0.865
Period Average	0.996	1.020	0.853

Note:

(1)

Source: www.oanda.com

The translation of the Corporation's expenses is, and will continue to be, sensitive to changes in the Canadian / U.S. foreign exchange rate ("FX Rate"). Changes to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, office expenses and interest on the preferred share. Approximately 23% of the Corporations expenses (including non-cash interest expense) are in CDN, the remaining expenses are primarily USD (77%). Management expects that the percentage of CDN expenses will not decrease significantly in the near future. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

In the first quarter of 2008, the average FX Rate used to translate revenue and expenses into CDN was (CDN 1.0 = USD 0.996).

Interest on Preferred Shares

Interest on the Corporation's Series Two Preferred Share and the Series Four Preferred Share (collectively the "Preferred Shares") accrues on the principal amount at 7% per annum. The Preferred Shares mature on March 31, 2013. See "Preferred Shares" on page 25 hereof for additional information.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS' EQUITY

Net Income / (Loss)

The Corporation reported net income of $801,760 for the first quarter of 2008, compared with a net loss of $703,852 for the first quarter of 2007, an improvement of $1,505,612. The earnings improved $1,755,652 in comparison to the fourth quarter of 2007’s net loss of $953,892. The change in earnings was primarily a function of revenue growth exceeding the increase in expenses, and the impact of the foreign currency translation on the Corporation’s assets minus liabilities. Revenue grew by $11,750,649 in the first quarter of 2008 compared to the first quarter of 2007, while general and administrative expenses increased $10,225,597 and other expenses increased by $19,440. The unrealized foreign exchange gain resulting from the foreign currency translation of the Corporation’s convertible preferred shares accounted for $818,000 of the $1,505,612 improvement in earnings versus the first quarter of 2007.

Shareholders' Equity

The deficit in shareholders' equity improved from a negative $7,192,621 at December 31, 2007 to negative $6,135,558 at March 31, 2008. The improvement was the result of the net income for the year and the exercise of stock options during the period.

Earnings / (Loss) Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 120,108,984 Common Shares for the quarter ended March 31, 2008, compared with 115,716,794 for the quarter ended March 31, 2007.

The Corporation reported earnings of $0.01 per share for the quarter ending March 31, 2008, compared with a net loss of $0.01 per share for the quarter ended March 31, 2007. The diluted earnings per share for the quarter ending March 31, 2008 was $0.01 per share. For the quarter ending March 31, 2007, the impact on the loss per share of the diluted shares outstanding is equal to basic loss per share as the effect of conversions, options and warrants is anti-dilutive and not disclosed.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and foreign exchange is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Ecommerce Services and to Points.com, revenue is expected to grow, resulting in increased liquidity. See "Forward-Looking Statements" on page 1 hereof for safe harbour provisions.

Current Assets

The Corporation had current assets of $46,389,436 at March 31, 2008, compared to $41,630,326 at December 31, 2007.

Current Assets as at	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
Cash and Cash Equivalents	$23,602,695	$21,535,978	$24,891,823
Funds Receivable from Payment Processor	3,663,308	5,126,499	2,913,900
Short-term Investments	12,380,993	7,405,499	-
Security Deposits	1,834,305	1,561,175	1,228,942
Accounts Receivable	2,374,912	3,353,656	1,968,021
Current portion of future income tax asset	577,197	600,815	510,425
Current portion of deferred costs	234,921	279,355	243,183
Prepaids and Sundry Assets	1,721,105	1,767,349	1,892,494
Total Current Assets	$46,389,436	$41,630,326	$33,648,788

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– page 2 and 3.

Current assets increased by $4,759,110 as at March 31, 2008 compared to December 31, 2007. The increase in current assets relative to the previous year-end is primarily related to the corresponding increase of $5,728,880 in the amounts payable to loyalty program partners. See "Current Liabilities" on page 23 hereof for growth in current assets attributed to amounts payable to loyalty program partners.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire within 12 months from the date of this MD&A. Assuming that the market price of the common shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by $913,232. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 766,374 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at May 6, 2008

Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	08/19/2008	15,000	$ 0.95	$ 14,250
Options	11/19/2008	15,000	1.01	15,150
Options	12/16/2008	500,000	1.12	560,000
Options	04/21/2009	236,374	1.37	323,832
Total		766,374		$ 913,232

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

Ability to Fund Future Growth

For the three months ended March 31, 2008, the Corporation had cash flows provided by operating activities after changes in non-cash balances related to operations of $7,037,748 compared to $7,956,991 in the first quarter of 2007.

The Corporation expects to continue to generate positive cash flows from operations for the 2008 fiscal year by achieving positive EBITDA and continuing to grow the Corporation's business through new Ecommerce Services products and growth of existing products. See "Forward-Looking Statements" on page 1 hereof for safe harbour provisions.

Property and Equipment

The Corporation reported a decrease in net book value of property and equipment in the quarter ended March 31, 2008 due to amortization exceeding the additions during the period. Additions of $123,357 in the first quarter of 2008 include capitalized employment costs for two new Points.com products, Book with Points and Global Points Exchange, and costs related to hardware and software purchases during the period. See "Capital Resources – Planned Capital Expenditures" on page 25 hereof for additional information.

Additional capitalized development costs associated with the Corporation's technology will increase property and equipment and the corresponding amortization in 2008 and beyond.

Property and Equipment as at	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
Furniture and equipment	$193,568	$201,790	$184,069
Computer equipment	294,239	283,364	221,887
Software	306,762	340,678	494,853
Technology development	951,965	978,196	1,083,449
Leasehold improvements	181,239	213,755	264,469
Total Property and Equipment	$1,927,773	$2,017,783	$2,248,727

Note:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 2.

Goodwill

Goodwill originated from the acquisition of the MilePoint business assets in 2004. In accordance with CICA Handbook section 3062, "Goodwill and Other Intangible Assets", impairment is assessed annually by the Corporation at the fiscal year-end. Management tested the acquisition goodwill for impairment at December 31, 2007, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill on an annual basis.

Goodwill as at	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
Goodwill	$4,204,755	$4,204,755	$3,572,168

Note:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY – page 2.

Current Liabilities

Current liabilities at March 31, 2008 were $40,033,187 compared with $35,872,529 at December 31, 2007. The increase is primarily related to the increase in partner deposits offset by a decrease in accounts payable and accrued liabilities.

Current Liabilities as at	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
		Restated(1)	Restated(1)
Accounts payable and accrued liabilities	$2,104,121	$3,487,928	$1,823,715
Current portion of deferred revenue	1,451,037	1,629,525	640,229
Payable to loyalty program partners	36,478,029	30,749,149	26,590,720
Current portion of loan payable	-	5,927	26,687
Total Current Liabilities	$40,033,187	$35,872,529	$29,081,351

Note:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– page 2 and 3.

Funds are collected from the end consumer through the provision of the Ecommerce Services, based on gross transaction value. Funds payable to loyalty program partners include proceeds owed to the partner for agency transactions based on the gross transaction value less the Corporation’s commissions as well as funds payable to loyalty partners in order to pay for the direct cost of principal transactions. As activity increases across all of the Ecommerce Services, the Corporation expects funds payable to loyalty program partners to also increase.

In each period, the accounts payable and accrued liabilities include an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges.

The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has increased from $5,797,798 at December 31, 2007 to $6,356,249 at March 31, 2008. Management expects that, through the growth of its products and its ability to control costs, working capital will continue to improve in 2008. See "Forward-Looking Statements" on page 1 hereof for safe harbour provisions. See also "Risks and Uncertainties" on page 30 hereof for additional information. Furthermore, the cash payments relating to the Preferred Shares occur in 2013. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See "Long-Term Liabilities and Commitments" below for more information.

Long-Term Liabilities and Commitments

Future Obligations (USD 000,000s)
		5 Years
Payments due by period	Total (1)	or	3-5	1-3 Years	1 Year
		Greater	Years
Series Two Preferred Share (non-cash expense until repayment)	$ 21.05	$ 16.49	$ 1.09	$ 2.60	$ 0.87
Series Four Preferred Share (non-cash expense until repayment)	5.39	4.12	0.30	0.73	0.24
Loan Payable	0.01	-	-	-	0.01
Operating Leases(2)	2.52	-	-	1.56	0.96
Revenue Commitments(3)	13.53	-	6.25	6.0	1.28
Purchase Commitments(4)	0.88	-	-	0.07	0.81
Total Contractual Obligations	$ 43.38	$ 20.61	$ 7.64	$ 10.96	$ 4.17

Note:

(1)

Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2)

 Includes technology services commitments and hardware and software operating leases.

(3)

Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.

(4)

Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Preferred Shares

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the Board of Directors (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) C$12,400,000 for the Series Two Preferred Share and C$3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of underlying shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per common share in the transaction resulting in the Preferred Share Change of Control.

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. The Corporation does not anticipate that it will incur any financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

CAPITAL RESOURCES

Planned Capital Expenditures

Total capital expenditures in 2008 are expected to be in line with 2007 which include capitalized development, acquired hardware and software, and leasehold improvements. Capitalized development costs are expected to continue to make up the majority of the total expenditure in the 2008 fiscal year. The Corporation will fund 2008 capital expenditures from its working capital.

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 120,358,960 common shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 24,028,016 common shares and the Series Four Preferred Share is convertible into 5,411,434 common shares.

As of the date hereof, the Corporation has outstanding options exercisable to acquire up to 7,020,886 common shares. The options have exercise prices ranging from $0.74 to $2.49 with a weighted average exercise price of $1.20. The expiration dates of the options range from April 29, 2008 to March 18, 2013.

The Corporation’s subsidiary, Points.com Inc., has no outstanding options exercisable to acquire common shares of Points.com Inc. The last of the previously outstanding Points.com options and their related put rights were exercised in the second quarter of 2007.

As of the date hereof, the Corporation has no outstanding warrants exercisable. The last of the previously outstanding warrants were exercised on April 1, 2008.

The following table lists the common shares issued and outstanding as at May 6, 2008 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

		Proceeds on	Liability
	Common Shares	Exercise	Reduction (1)

Common Shares Issued & Outstanding	120,358,960

Convertible Securities
Series Two Preferred Share	24,028,016	-	USD$ 16,062,662
Series Four Preferred Share	5,411,434	-	4,089,371
Stock options	7,020,886	CDN$ 8,421,197	-

Sub-Total Convertible Securities	36,460,336	8,421,197	20,152,033

Fully Diluted	156,819,296	CDN$ 8,421,197	USD$20,152,033

Securities Excluded from Calculation

Options available to grant from ESOP (2)	247,732		n/a

Notes:

(1)

Liability reduction from the conversion reflects the US dollar value outstanding on the balance sheet as at March 31, 2008.

(2)

The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

SUMMARY OF RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in United States dollars.

			Restated(1)
Income Statement for the 3 months
ended	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2008	2007	2007	2007	2007
REVENUE
Principal	$13,041,025	$11,514,034	$4,624,148	$1,801,812	$1,703,418
Commission	2,892,811	2,744,181	2,328,635	2,239,026	2,720,020
Interest	276,916	260,872	239,244	152,573	36,665
Total Revenue	$16,210,752	$14,519,087	$7,192,027	$4,193,411	$4,460,103
GENERAL AND ADMIN EXPENSES
Direct cost of principal revenue	10,734,934	9,514,447	3,141,139	901,040	833,575
Employment costs	2,746,834	3,083,226	1,980,688	1,855,923	1,836,537
Sales commissions and related expenses	822,550	386,598	381,813	339,524	397,955
Marketing and communications	361,658	350,845	522,173	373,186	297,477
Technology services	201,671	188,085	226,353	197,356	238,504
Amortization of property and equipment	213,366	482,146	422,674	401,718	392,844
Amortization of intangible assets	31,876	157,470	192,930	183,621	172,371
Amortization of deferred costs	120,360	120,561	112,870	107,423	100,845
Foreign exchange (gain) / loss	(884,784)	94,681	233,204	184,089	6,467
Operating expenses	759,385	787,392	686,330	871,064	605,678
General and administrative expenses	15,107,850	15,165,451	7,900,174	5,414,944	4,882,253
Interest and other expenses	301,142	307,527	255,632	293,401	281,702
Net income (loss)	$801,760	$(953,891)	$(963,779)	$(1,514,934)	$(703,852)
Net income (loss) per share
- basic	$0.01	($0.01)	($0.01)	($0.01)	($0.01)
- diluted	$0.01	($0.01)	($0.01)	($0.01)	($0.01)

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– on page 2 and 3.

			Restated(1)
Balance Sheet as at 3 months ended	Mar. 31, 2008	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
		2007	2007	2007	2007
Cash and cash equivalents	$ 23,602,695	$ 21,535,978	$ 22,954,239	$ 23,274,712	$ 24,891,823
Funds receivable from payment processors	3,663,308	5,126,499	3,721,771	3,008,060	2,913,900
Short-term investments	12,380,993	7,405,499	-	-	-
Security deposits	1,834,305	1,561,175	1,561,227	1,498,593	1,228,942
Accounts receivable	2,374,912	3,353,656	2,273,296	2,120,334	1,968,021
Current portion of deferred costs	234,921	279,355	243,183	243,183	243,183
Current portion of future income tax asset	577,197	600,815	594,219	556,972	510,425
Prepaid and sundry assets	1,721,105	1,767,349	1,731,692	1,831,765	1,892,494
Current assets	46,389,436	41,630,326	33,079,627	32,533,619	33,648,788
PROPERTY AND EQUIPMENT	1,927,773	2,017,783	2,141,362	2,219,198	2,248,727
INTANGIBLE ASSETS	1,423,373	1,409,450	1,462,836	1,512,967	1,561,314
GOODWILL	4,204,755	4,204,755	4,158,595	3,897,922	3,572,168
DEFERRED COSTS	354,861	483,679	706,775	815,998	791,837
TOTAL ASSETS	$ 54,300,198	$ 49,745,993	$ 41,549,195	$40,979,704	$41,822,834
Accounts payable and accrued liabilities	2,104,121	3,487,927	1,848,062	2,085,264	1,823,715
Current portion of deferred revenue	1,451,037	1,629,525	1,511,794	1,508,571	640,229
Payable to loyalty program partners	36,478,029	30,749,149	24,335,745	24,304,420	26,590,720
Current portion of loan payable	-	5,927	14,474	21,440	26,687
Current liabilities	40,033,187	35,872,528	27,710,075	27,919,695	29,081,351
DEFERRED REVENUE	250,536	387,013	378,070	539,444	395,893
CONVERTIBLE PREFERRED SHARES	20,152,033	20,679,073	20,157,788	18,618,413	16,809,675
TOTAL LIABILITIES	$60,435,756	$56,938,614	48,245,933	47,077,552	46,286,919
SHAREHOLDERS EQUITY
Capital stock	35,016,113	34,887,258	34,355,329	33,576,899	33,274,300
Warrants	25,092	25,092	25,092	152,747	152,747
Contributed surplus	6,559,751	6,433,303	6,420,580	6,287,819	6,265,685
Accumulated other comprehensive
loss	(2,566,230)	(2,566,230)	(2,479,586)	(2,060,939)	(1,617,377)
Retained earnings	(45,170,284)	(45,972,044)	(45,018,153)	(44,054,374)	(42,539,440)
TOTAL SHAREHOLDERS’ EQUITY	($6,135,558)	($7,192,622)	($6,696,738)	($6,097,848)	($4,464,085)

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– on page 2 and 3.

Summary of Quarterly Results (Unaudited)
Quarter ended	Revenues	Net income / (loss)	Earnings / (Loss) per
		Restated(1)	Share Restated(1)
March 31, 2008	$16,210,752	$801,760	$0.01
December 31, 2007	$14,519,087	($953,891)	($0.01)
September 30, 2007	$7,192,027	($963,779)	($0.01)
June 30, 2007	$4,193,411	($1,514,934)	($0.01)
March 31, 2007	$4,460,103	($703,852)	($0.01)
December 31, 2006	$3,177,950	($713,791)	($0.01)
September 30, 2006	$2,508,604	($1,686,201)	($0.01)
June 30, 2006	$2,265,933	($2,826,872)	($0.03)

Notes:

(1)

See CHANGE IN FUNCTIONAL AND REPORTING CURRENCY and EFFECT OF PRIOR PERIOD RESTATEMENT– on page 2 and 3.

CHANGES IN ACCOUNTING POLICIES

Change in reporting and functional currency

Effective January 1st, 2008, the Corporation changed its functional and reporting currency to the United States Dollar. For more information, see "Change In Functional and Reporting Currency" on page 2.

Adoption of new accounting policies

Effective January 1, 2008, the Corporation adopted the recommendations of the CICA Handbook section 3862 "Financial Instruments – Disclosures"; Section 3863 "Financial Instruments – Presentation"; Section 1535 "Capital Disclosures"; and Section 1506 "Accounting Changes".

Financial Instruments - Disclosures

On January 1, 2008, the Corporation adopted Section 3862, "Financial Instruments – Disclosures", replacing Section 3861, "Financial Instruments – Disclosure and Presentation". This section describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk in its financial statements.

Financial Instruments – Presentation

On January 1, 2008, the Corporation adopted Section 3863, "Financial Instruments – Presentation", replacing Section 3861, "Financial Instruments – Disclosure and Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. The Corporation has presented it’s financial instruments in accordance with the new recommendations.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, "Capital Disclosures". This section established standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. The Corporation has included this information into it’s unaudited consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2008.

Accounting Changes

On January 1, 2008, the Corporation adopted the revised version of Section 1506 of the CICA, "Accounting Changes". This section establishes criteria for changing accounting policies and treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

RISKS AND UNCERTAINTIES

Industry Risks

The Corporation and the majority of its partners operate in the travel industry in North America. The ability of the Corporation’s partners to continue to drive commercial activity to their businesses is integral in generating loyalty miles/points to their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent upon the number and size of these transactions.

There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions. The Corporation attempts to mitigate this risk through diversification into other business verticals and expansion of its loyalty partner base to Europe and Asia. These alternate business verticals include financial services, land-based retail and online retail.

Business Risks

Lack of profitability

The Corporation has only had one profitable quarter in its operating history, but this may not be sustainable. Net income for the quarter ended March 31, 2008 was $801,760, largely due to an unrealized foreign exchange gain in the quarter (vs. a net loss of $953,892 for the quarter ended December 31, 2007).

Limited financial resources

In April 2005, the Corporation issued 18,134,300 common shares to a group of accredited investors for proceeds of $12.4 million and issued to Points Investments, Inc., an affiliate of IAC/InterActiveCorp, one Series Four Preferred Share for proceeds of $3.45 million.

Notwithstanding this financing, the financial resources of the Corporation continue to be limited. For the first quarter of 2008, the Corporation reported total revenue of $16,210,752 and cash flows provided by operating activities of $7,037,748 as compared with total revenue of $4,460,103 and cash flows provided by operating activities of $7,956,991 in the first quarter of 2007. If cash flows provided by operations do not remain positive and increase the Corporation's liquid and unencumbered cash position, it could adversely impact the Corporation's ability to pay its liabilities as they become due and/or exploit business opportunities and fund growth. Consequently, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. In addition, pursuant to the terms of the Series Two Preferred Share, IAC/InterActiveCorp has a veto right over the Corporation's ability to incur debt outside the ordinary course of business. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation.

If additional financing is raised by the issuance of common shares from treasury, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

Liabilities of the Corporation

As at March 31, 2008, the Corporation had outstanding consolidated current liabilities of $40,033,187 and consolidated total liabilities of $60,435,756, including its obligations under the Preferred Shares. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Dependence on loyalty partners

For the three month period ended March 31, 2008, three customers represent approximately 82% of the Corporation’s consolidated revenues. Three customers represented 63% of the consolidated revenues in the three month period ended March 31, 2007. The loss of one or more of these key loyalty partners could have a material adverse affect on the Corporation’s business, revenue, operating results and financial condition.

Growth-related risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

U.S. and Canadian securities laws compliance risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 ("SOX") in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules, may cause the Corporation to incur increased costs as we evaluate the implications of new rules and respond to new requirements.

Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers; as such, it may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services; all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Internet viability and system infrastructure and reliability

The widespread growth of internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers.

The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online-service providers and the Corporation’s infrastructure for access to the software solutions we provide to our partners. These services are subject to service outages and delays due to system failures, stability or interruption. Our loyalty partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results or financial condition.

Chargebacks

Chargebacks are any credit card transaction undertaken by an end-customer that is later reversed or repudiated. Points is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, this factor could have a material adverse effect on its business, revenue, operating results and financial condition.

Contractual performance commitments

The Corporation, in some of its contractual relationships, has made commitments on the number of miles/points it will process over the contract term of its agreements. The commitments are measured annually on the anniversary date of the contracts. As a result, there is a risk that these commitments may not be met, resulting in the Corporation incurring a financial outlay to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. There is a risk that in turn, the Corporation may have difficulty in selling this inventory which could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Foreign exchange

The Corporation’s financial results are reported in United States currency, which is subject to fluctuations in respect of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Dependence upon key personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Stock volatility

Over the past 12 months, the market price for the Corporation’s common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the Corporation’s common shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the Corporation’s common shares.

Although the Corporation’s common shares are listed and traded in Canada on the Toronto Stock Exchange and in the U.S. on the O.T.C. Bulletin Board ("OTCBB"), this should not imply that there will always be a liquid market in the Corporation’s common shares.

Conflicts of interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors of the Corporation and governed by the law applicable to directors' and officers' conflicts of interest.

Limited customers

There can be no assurance that the Corporation will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenues

Operating revenues are derived from contracts for Ecommerce Services. This includes revenue from in the form of development fees, maintenance fees and commissions, membership fees and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Points.com Business Solutions. Competition or other business factors may have a material adverse effect on the Corporation's ability to grow its revenue and become profitable.

OUTLOOK

Points believes it has been a pioneer in the loyalty industry, with little or no competition from parties external to the loyalty program operators themselves. The Corporation looks to build on its unique competitive position to further strengthen its relationships with currently contracted loyalty program operators and to sign additional loyalty program operators, especially in less penetrated markets such as Europe and Asia, to Points.com and Ecommerce Services. New functionality being added to the Corporation’s software offerings at the end of 2008 will allow end consumers more ways to make the most of their points and miles, and in turn, provide more revenue opportunities for Points and loyalty program operators. Additionally, continued expansion of the reseller model leverages Points’ experience in marketing its offerings to consumers and will further strengthen Points’ existing relationships. Management continues to be optimistic about the Corporation's position within the loyalty industry and its ability to service new loyalty program operators in Europe and Asia, as well as new loyalty program operators in non-travel business verticals, and believes that the future will continue to build upon the first quarter of 2008’s milestone achievements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal controls include those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

During the first quarter of 2008, the Corporation completed the remediation of the material weakness in internal control over financial reporting identified as at December 31, 2007 (and disclosed in the Corporation’s Annual Report), which resulted from untimely in-depth involvement of external advisors to supplement the company's lack of knowledge of generally accepted accounting principles, in particular with respect to complex revenue recognition matters associated with upfront contract initiation fees in prior years. In connection with the remediation, the Corporation has implemented enhanced processes to a) identify internally transactions involving upfront contract initiation fees occurring during a reporting period and b) assess the accounting treatment to be used in connection with those transactions. In addition, the Corporation has engaged the services of external consultants, independent of our external auditors, to provide additional advice and technical expertise relating to our accounting interpretations on a timely basis. With the implementation of these corrective actions, Management continues to believe that the material weakness has been remediated as of the release date of its December 31, 2007 financial statements.

Management believes the Corporation has the sufficient qualified personnel with an appropriate level of knowledge and experience in the application of GAAP to exercise proper oversight over our financial reporting function and address the requirements of our normal financial accounting and reporting needs. As well, the use of external advisors to provide support and technical expertise in complex accounting issues will further reinforce disclosure controls and procedures and internal controls over financial reporting.

There are no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.